350 Cambridge Avenue, Suite 350

Palo Alto, CA 94306

December 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Suzanne Hayes
Mary Beth Breslin
Irene Paik

Re:	Eiger BioPharmaceuticals, Inc.
Form S-3 Registration Statement
Registration File No. 333-221972

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-221972) to become effective on Wednesday, December 20, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Glen Sato and Peter Mandel of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Glen Y. Sato of Cooley LLP, counsel to the Registrant, at (650) 843-5502, or in his absence, Peter N. Mandel at (650) 843-5122.

Very truly yours,

EIGER BIOPHARMACEUTICALS, INC.

By:	/s/ Jim Welch
Name:	Jim Welch
Title:	Chief Financial Officer

cc:	David A. Corey, Eiger BioPharmaceuticals, Inc.
Glen Y. Sato, Cooley LLP
Peter N. Mandel, Cooley LLP